Exhibit 1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

CanWest Global Communications Corp.

31st Floor, CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba

R3B 3L7

2.	Date of Material Change

January 10, 2007

3.	News Release

The press release attached hereto as Schedule “A” was issued through Canada News Wire on January 10, 2007.

4.	Summary of Material Change

CanWest Global Communications Corp. (“CanWest”) and GS Capital Partners VI, L.P. and affiliated funds (“GS Capital Partners”), a private equity affiliate of Goldman, Sachs & Co., announced today that a new acquisition company (“AcquisitionCo”) has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Alliance Atlantis Communications Inc. (“Alliance Atlantis”) to acquire all of its outstanding Class A voting and Class B non-voting shares (collectively, the “Alliance Atlantis Shares”) at a purchase price of CDN$53 per share in cash for aggregate consideration of approximately CDN$2.3 billion, of which approximately CDN$1.5 billion (exclusive of CRTC (defined below) and certain other costs) is attributable to Alliance Atlantis’ speciality television business.

The acquisition of Alliance Atlantis is to be carried out by way of a statutory Plan of Arrangement under Section 192 of the Canada Business Corporations Act (“CBCA”) (the “Arrangement”). The Arrangement requires a vote by Alliance Atlantis’ Class A voting and Class B non-voting shareholders at a meeting.

AcquisitionCo has also entered into an agreement with each of Southhill Strategy Inc. (“SHS”) and its shareholders, Michael MacMillan and Seaton McLean, and Sumac Corporation and its shareholder (each a “Voting Agreement”), in respect of the Alliance Atlantis Shares owned by SHS and Sumac and their respective shareholders (collectively, the “Shareholders”) pursuant to which the Shareholders have agreed to vote their shares of Alliance Atlantis in favour of the resolution of shareholders approving the Arrangement.

CanWest and GS Capital Partners, respectively, have executed funding commitment letters in favour of AcquisitionCo and Alliance Atlantis setting out the terms upon which each of CanWest and GS Capital Partners will commit funds to AcquisitionCo to finance the Arrangement (each a “Funding Commitment Letter”). Each of CanWest and GS Capital Partners has also executed a limited guarantee with respect to certain termination amounts that may be payable by AcquistionCo under the Arrangement Agreement.

CanWest and affiliates of GS Capital Partners have executed a binding term sheet (the “JV Agreement”) that governs the relationship between the parties, including the agreement as to the terms governing the ultimate combination in approximately four years of the Canadian television business of CanWest and the specialty television business of Alliance Atlantis to be jointly owned by CanWest and GS Capital Partners. The JV Agreement also provides details relating to the series of transactions (the “Reorganization”) anticipated to facilitate the completion of the Arrangement and the subsequent holding of Alliance Atlantis. The Reorganization is subject to approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”).

5.	Full Description of Material Change

The press release attached hereto as Schedule “A” provides some detail relating to the transaction and all material documents described below are available on SEDAR (www.sedar.com)

Arrangement Agreement

The Arrangement Agreement provides for, among other things:

(a)	AcquistionCo acquiring all of the outstanding Alliance Atlantis Shares on a fully diluted basis by way of Arrangement (in the form attached as Exhibit 1 to the Arrangement Agreement) at a price of CDN$53 per Alliance Share;

(b)	Alliance Atlantis completing the Arrangement in compliance with section 192 of the CBCA;

(c)	customary representations and warranties by both parties including, in the case of AcquistionCo, a representation regarding the sufficiency of funds to carry out the Arrangement as evidenced by the delivery of the Funding Commitment Letter;

(d)	covenants of Alliance Atlantis which, among other things, restrict activities of Alliance Atlantis to those in the ordinary course including, but not limited to, the disposition of assets, the hiring of employees, the prohibition on incurring debt (subject to certain thresholds) and the requirement to provide assistance to AcquisitionCo with respect to the timely preparation of offering documents in connection with any required financing;

(e)	subject to the board of directors of Alliance Atlantis complying with its fiduciary duties and the terms of the Arrangement Agreement, Alliance Atlantis and its subsidiaries being prohibited from soliciting competing offers, engaging in discussions with third parties regarding competing offers and providing confidential information to third parties in connection with competing offers;

(f)	customary provisions and restrictions which apply to Alliance Atlantis upon the receipt of a competing offer and determination of a superior proposal;

(g)	customary conditions in favour of both AcquistionCo and Alliance Atlantis including regulatory approvals, the truth and accuracy of the representations and warranties as set out in the Arrangement Agreement, the cancellation of all rights to acquire shares of Alliance Atlantis including but not limited to stock options, the Voting Agreements not being terminated and obtaining the final order from the court necessary to complete the Arrangement;

(h)	termination provisions which will include: (i) the right of either party to terminate the agreement on standard terms, including in the event that the Arrangement is not completed by the agreed upon date, there is a change in law making the Arrangement illegal, or there is a breach of a representation, warranty, covenant or agreement by the other party which is incapable of being cured; (ii) the right of AcquistionCo to terminate in the event that the board of directors of Alliance Atlantis withdraws, withholds, qualifies or modifies its support of the Arrangement; or (iii) the right of Alliance Atlantis to terminate in the event that it has, in compliance with the Arrangement Agreement, entered into a transaction with a third party or AcquistionCo has not received certain of its financing by a specified date;

(i)	that Alliance Atlantis shall pay a CDN$65 million termination payment (as liquidated damages for the termination of AcquistionCo’s rights under the Arrangement Agreement) within specified time periods in the event that, among other events, Alliance Atlantis terminates the Arrangement Agreement and enters into an agreement regarding a competing bid or if the board of directors of Alliance Atlantis fails to comply with its covenant to support the Proposed Transaction and, in certain circumstances, reimburse the expenses of AcquisitionCo; and

(j)	that AcquistionCo shall pay a CDN$65 million reverse termination payment within specified time periods in that event that the Arrangement Agreement is terminated by Alliance Atlantis and provided that those conditions set out in the Arrangement Agreement (except for those which are to be satisfied at the effective time of the Arrangement) have been satisfied and, in certain circumstances, reimburse the expenses of Alliance Atlantis.

Voting Agreement

The Shareholders have entered into a Voting Agreement with the AcquisitionCo which provides that, subject to certain terms and conditions, the Shareholders will vote all of their Alliance Atlantis Shares in favour of the Arrangement. The Shareholders own a total of 798,237 Class A voting shares, representing approximately 80% of the outstanding Class A voting shares, and 585,689 Class B non-voting shares, representing approximately 1.4% of the outstanding Class B non-voting shares.

Joint Venture Agreement

The Joint Venture Agreement provides for, among other things:

(a)	the parties’ agreement to acquire, through AcquisitionCo, all of the outstanding Alliance Atlantis Shares by way of an Arrangement;

(b)	the Reorganization of Alliance Atlantis, including its motion picture distribution, entertainment and broadcasting divisions into three separate companies (“MovieCo”, “EntertainmentCo” and “Specialty TVCo” respectively), with the intention that EntertainmentCo and MovieCo be owned by GS Capital Partners or its designees and with AcquisitionCo to become, following completion of all the steps in the Reorganization, Specialty TVCo owning all the specialty TV assets of Alliance Atlantis and certain residual assets and liabilities;

(c)	the terms of the shareholders agreement to be entered into by the CanWest and GS Capital Partners in relation to Specialty TVCo (formerly AcquisitionCo);

(d)	the terms of the management agreement to be entered into by CanWest with respect to Specialty TVCo;

(e)	the terms upon which CanWest and GS Capital Partners are to finance the Proposed Transaction through equity commitments and debt, including CanWest’s commitment to provide CDN$132 million for the acquisition, all of which will be directed to Specialty TVCo, resulting in an indirect equity position in Specialty TVCo of approximately 19% (with an option to increase such commitment to $200 million);

(f)	the termination provisions which include:

(i)	sharing of costs if there is a default by AcquisitionCo;

(ii)	indemnification obligations;

(iii)	sharing of any termination fee payable by Alliance Atlantis; and

(iv)	sharing of any reverse termination fee payable by AcquisitionCo to Alliance Atlantis.

(g)	the separation of the assets and liabilities of Alliance Atlantis into each of the three divisions;

(h)	the terms of the trust arrangements to be implemented pending CRTC approval of the Proposed Transaction;

(i)	the terms upon which CanWest’s Canadian broadcasting operations will be ultimately combined with Specialty TVCo effective in 2011 based on the 2010 year end financial statements. The equity ownership of each of the parties in the combined entity will be determined by the EBITDA of the combined operations at the effective time of the combination; and

(j)	a variety of customary liquidity mechanisms that will be available to the parties following the combination.

CRTC Approval

Following the closing of the Arrangement, the shares and partnership interests of the relevant regulated entities that hold the broadcasting licences of Alliance Atlantis’ specialty television channels and/or of a holding company that holds one or more such regulated entities will be deposited with a trustee pursuant to a voting trust agreement (the “Voting Trust Agreement”) to be approved by the CRTC. These shares and partnership interests will remain in trust pending the CRTC’s approval of the change of ownership and transfer of control of the specialty television channels. Upon receiving final CRTC approval, Alliance Atlantis’ specialty television business and CanWest’s Canadian television business will be managed on an integrated basis by CanWest and ultimately combined.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Debbie Hutton

Senior Vice-President Corporate Communications

Tel: (416) 383-2442

dhutton@canwest.com

9.	Date of Report

January 11, 2007

NEWS RELEASE

For Immediate Release

January 10, 2007

CanWest Global Communications Corp. and Goldman Sachs Capital Partners Announce Agreement to Acquire Alliance Atlantis Communications Inc.

TORONTO, ON — CanWest Global Communications Corp. (“CanWest”) and GS Capital Partners, a private equity affiliate of Goldman, Sachs & Co., announced today that a new acquisition company has entered into a definitive agreement with Alliance Atlantis Communications Inc. (“Alliance Atlantis”) to acquire all of its outstanding Class A voting and Class B non-voting shares at a purchase price of CDN$53.00 per share in cash for an aggregate price of approximately CDN$2.3 billion.

“Today’s transaction is consistent with CanWest’s strategy to enhance its existing television business and expand its presence in the fast growing specialty television sector,” said Leonard Asper, President & CEO of CanWest. “The combined expertise of CanWest and Alliance Atlantis will enable us to produce even better Canadian content, promote it more effectively, and provide greater access to more viewers across more platforms. We are thrilled to be working with Goldman Sachs to effect this strategic transaction.”

“I believe this transaction represents great value for our shareholders,” said Michael MacMillan, Executive Chairman of Alliance Atlantis. “The combination of CanWest’s conventional and specialty television businesses and Alliance Atlantis’ 13 specialty television channels creates an excellent foundation for future growth in both businesses.”

The acquisition of Alliance Atlantis is to be carried out by way of a statutory Plan of Arrangement. The newly formed acquisition company is an indirect wholly-owned subsidiary of CanWest. The Arrangement requires a vote by Alliance Atlantis’ Class A voting and Class B non-voting shareholders at a meeting of shareholders, which is currently expected to be held in the spring of 2007. Shareholders representing approximately 80% of the Class A voting shares, have agreed to vote their shares of Alliance Atlantis in favour of the shareholders’ resolution approving the Arrangement. The Arrangement is also subject to court approval as well as certain other customary conditions, including the receipt of regulatory approvals. Pending approval from the Canadian Radio-television and Telecommunications Commission (“CRTC”) for the change of ownership and transfer of control of the specialty television channels, the securities of the relevant regulated entities will be deposited with a trustee pursuant to a voting trust agreement approved by the CRTC.

A special committee of the Board of Directors of Alliance Atlantis, comprised of Robert Steacy (Chair), Barry Reiter and Anthony Griffiths (the “Special Committee”), has reviewed the Plan of Arrangement in consultation with its legal and financial advisors. The Special Committee unanimously recommends the Plan of Arrangement to the company’s Board of Directors, and the Board of Directors unanimously recommends (with one director recusing himself due to conflict) that shareholders vote in favour of the Arrangement. RBC Capital Markets has provided an opinion to the Board of Directors indicating that, as of the date of such opinion, the consideration under the Plan of Arrangement is fair from a financial point of view to the shareholders.

A CanWest-controlled company will be the controlling shareholder of Alliance Atlantis following the closing of the transaction (expected to occur by summer 2007). It is intended that a reorganization of Alliance Atlantis will take place to separate the businesses of the Company as follows:

•	upon receipt of CRTC approval, Alliance Atlantis’ specialty television business and CanWest’s Canadian television business will be managed on an integrated basis by CanWest and ultimately combined;

•	it is intended that Alliance Atlantis’ Motion Picture Distribution business will be controlled by a Canadian partner of GS Capital Partners; and

•	it is intended that GS Capital Partners will own 100% of Alliance Atlantis’ financial interest in the highly successful CSI franchise. As part of this new relationship with Goldman Sachs, CBS will assume international distribution of CSI, CSI: Miami and CSI: NY.

The formal combination of the broadcast businesses will occur sometime in 2011. The equity of each of CanWest and GS Capital Partners in the combined entity will be determined by the EBITDA of the combined operation at that time. There are a variety of customary liquidity mechanisms that will be available to the parties following the combination.

“We are looking forward to this relationship with CanWest to support the expansion of its television business and to facilitate the combination of two great Canadian media companies,” said Gerry Cardinale, a Managing Director of GS Capital Partners.

CanWest was advised by Genuity Capital Markets and GS Capital Partners was advised by Goldman, Sachs & Co. Alliance Atlantis was advised by RBC Capital Markets.

This news release contains certain comments or forward-looking statements that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. Factors that could cause actual events to vary from current expectations include the right of the Board of Directors of Alliance Atlantis to terminate the Arrangement Agreement in order to accept a superior proposal to the Arrangement if the Acquisition Company fails to match the superior proposal within 5 business days, subject to the payment by Alliance Atlantis of a termination payment to the Acquisition Company in the amount of CDN $65 million as well as a concurrent right of termination in favour of the locked-up shareholders. The entities disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

Alliance Atlantis (www.allianceatlantis.com), (TSX: AAC.A and AAC.B) owns 13 well-branded specialty channels boasting targeted, high-quality programming. The company also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain.

Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity and mezzanine investing. Established in 1991, the GS Capital Partners Funds are part of the firm’s Principal Investment Area in the Merchant Banking Division. Goldman Sachs’ Principal Investment Area has formed 12 investment vehicles aggregating $35 billion of capital to date. For more information, please visit www.gs.com/pia.

As previously announced, CanWest is hosting a conference call today, January 10, 2007 at 5:00pm ET to discuss its first quarter financial results for the 2007 fiscal year. This call will first address the announcement of the acquisition agreement. Formal remarks and a question and answer session will be hosted by Leonard Asper, CanWest President and CEO with guest Michael MacMillan, Executive Chairman, Alliance Atlantis. To access the teleconference, call 416-644-3414 or 1-800-733-7571. Accredited analysts may ask questions on the call. All others are welcome to participate in listen-only mode.

The call will also be available by webcast at www.canwest.com.

For a replay of the call, call 416-640-1917 or 1-877-289-8525 (Access code 21211048#)

For further information please contact:

CanWest Global	Deb Hutton	tel. 416-383-2442
Alliance Atlantis	Jennifer Bell	tel. 416-934-7854
GS Capital Partners	Andrea Raphael	tel. 212-357-0025